UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

TJ ROASTERS INC.
(Name of small business issuer in its charter)

Nevada	20-1244696
(State of incorporation)	(IRS employer identification number)

4535 W. Sahara Avenue,
Suite 217,
Las Vegas, NV 89102
(209) 952-0535 FAX (209) 476-8429
(Address and telephone of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

NONE

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value per share

INTRODUCTORY STATEMENT

Forward — Looking Statements

        This document contains forward-looking statements. Forward looking statements are based on management’s then current views and assumptions regarding future events and results. These statements are subject to factors which could cause actual results to differ materially from those statements.

        This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company’s business and growth strategies, and anticipated trends in the Company’s business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company’s control. Actual results could differ materially from these forward-looking statements. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “except,” believe,” anticipate,” “intend,” “could,” estimate,” or “continue,” or the negative or other variations thereof are intended to identify forward-looking statements.

        The following are some of the factors that could cause actual results to differ materially from our forward-looking statements:

o	the impact of rapid or persistent fluctuations in the price of coffee beans;

o	fluctuations in the supply of coffee beans;

o	general economic conditions and conditions which affect the market for coffee;

o	the effects of any loss of major customers;

o	the effects of competition from other coffee manufacturers and other beverage alternatives; and

o	changes in consumption of coffee.

ITEM 1. DESCRIPTION OF BUSINESS

Organizational History

        TJ Roasters Inc. was incorporated in Nevada on May 17, 2004. The Articles of Incorporation of the Company authorized the issuance of seventy five million (75,000,000) shares of $0.001 par value Common Stock. The Company has issued approximately 5,149,000 shares of Common Stock to approximately seven hundred twenty five (725) shareholders of record. TJ Roasters was incorporated in Nevada for the purpose of making Mexican coffee available in the United States.

        The Company’s executive offices are located at 4535 W. Sahara Avenue, Suite 217, Las Vegas, NV, and its telephone number is 209-952-0535.

Business Development

        TJ Roasters Inc. conducts a wholesale coffee operation, including blending, packaging, marketing and distributing coffees for sale under private labels as well as its own brands of specialty coffees. Our current sales are primarily to customers located in Mexico.

        Our objective is to become a leading specialty coffee wholesaler. We intend to achieve this goal by (i) consistently selling only the highest quality whole-bean specialty coffees, (ii) providing a superior level of customer service, and (iii) utilizing a marketing strategy emphasizing the differences between the Company’s products and those of its competitors. The Company believes that its commitment to quality should establish a high degree of customer loyalty and repeat business.

Products

        Our products can be divided into two categories, private label coffees and branded coffees.

        Private label coffee: From suppliers facilities located in Mexico, TJ Roasters roasts, blends, packages and distributes coffee under private labels for companies throughout Mexico and the United States. The coffee will be distributed in brick packs in a variety of sizes. the Company supplies coffee to the cafeteria operator (Café Don Miguel) servicing Sony and Matsushita manufacturing facilities located in Tijuana and Mexicali, Mexico.

        The Company intends to produces private label coffee for customers who desire to sell coffee under their own name but do not want to engage in the manufacturing process. Sellers of private label coffee seek to achieve a similar quality at a lower cost to the national brands representing a better value for the consumer.

        Branded coffee: We plan to contract for and grind and blend coffee according to our own recipes, and package the coffee at a facility in Mexico. The Company then will sell the packaged coffee in its proprietary brand label to wholesalers and retailers throughout Mexico and the United States, shipping directly from the factory.

        Although the overall coffee market is mature, the gourmet specialty coffee market represents the fastest growing area of the industry, as the number of gourmet coffee houses have been increasing in all areas of the Mexico and the United States.

Raw Materials

        The Company intends to purchases its roasted and blended coffees, from manufacturers located principally within the Mexican State of Chiapas. The manufacturers will supply the Company with coffee beans grown by co-operatives located in the southern states of Mexico. Management does not believe that the loss of any one supplier would have a material adverse effect on the Company’s operations, due to the availability of alternate suppliers.

        The supply and price of coffee beans are subject to volatility and are influenced by numerous factors, which are beyond our control. Supply and price can be affected by many factors such as weather, politics and economics in the exporting countries, as well as efforts by coffee growers to expand or form cartels or associations. Increases in the cost of coffee beans can, to a certain extent, be passed on to customers in the form of higher prices for coffee beans and processed coffee. However, there can be no assurance that the company will be successful in passing coffee price increases to customers without losses in sales volume or margin. Drastic or prolonged increases in coffee prices could also adversely impact the company’s business, as they could lead to a decline in overall consumption of coffee. Similarly, rapid decreases in the cost of coffee beans could force the company to lower its sales prices before realizing cost reductions in its purchases. In addition, a worldwide supply shortage of gourmet coffee beans could have an adverse impact on the Company.

Competition

        The coffee market is highly competitive, TJ Roasters competes with other suppliers and distributors of whole coffee beans and roasted coffees, many of which are significantly larger and have much greater resources. The company’s whole bean coffees compete directly against specialty coffees sold at retail through supermarkets and a growing number of specialty coffee stores.

Marketing; Strategy

        We intend to market our private label and wholesale coffee through trade shows, industry publications, face to face contact and through the use of non-exclusive independent food and beverage sales brokers. The company also plans to establish a web site as a method of marketing itself and its coffee products.

        We seek to achieve conservative growth within our core business by developing and maintaining long term relationships with our customers. By this strategy, we hope to establish and grow a profitable business. Our plan is to capitalize on our commitment to quality and service, as well as our personal contact with our customers. We do not plan to compete on price alone, nor do we intend to try to improve sales volume at the expense of profitability.

        The Company also will evaluate new opportunities for growth consistent with its core business. We plan to establish relationships with independent sales brokers to market our products in the United States, particularly in areas where there is large Mexican-American population. We are also considering the possibility of using web site auctions to market coffee.

Seasonality

        Historically, consumer coffee consumption is greater in the winter months as compared to the other seasons.

Research and Development Activities

        The Company has not incurred any research and development expenses and does not plan to incur any additional research or development expenses over the next twelve months. No research and development costs are or will be borne directly by customers.

Employees

        TJ Roasters has two full-time employees, in administration and sales. In order to supplement our internal sales staff, we plan to use independent national and regional sales brokers, who work on a commission basis.

Additional Information

        We have filed a Form 10-SB, General Form for Registration of Securities of Small Business Issuers, under the Securities Exchange Act of 1934, with the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. This document, and the exhibits thereto, and any other periodic filings we make with the Securities and Exchange Commission, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N. W., Room 1024, Washington, D. C. 20549. You may obtain information on the operation of the public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of such site is http://www.sec.gov.

        We intend to furnish our shareholders with annual reports containing audited financial statements and quarterly reports containing financial information. We also plan to file periodic and other reports under the Securities Exchange Act of 1934, including Quarterly Reports on Form 10-QSB and Annual Reports on Form 10-KSB.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

        Our common stock is a speculative investment and involves risk. Prospective investors should carefully consider the factors described below before buying our common stock. The factors described below are not the only ones we face and there may be additional risks and uncertainties.

Our financial statements are subject to a “going concern” qualification.

        Our financial statements, appearing elsewhere in this report, have been prepared on a going concern basis that contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Management realizes that we must generate capital and revenue resources to enable us to achieve profitable operations. We plan to obtain additional capital by achieving at least break-even cash flow from operations and selling equity and/or debt securities. The realization of assets and satisfaction of liabilities in the normal course of business is dependent upon us obtaining additional revenues and equity capital and ultimately achieving profitable operations. No assurances can be made that we will be successful in these activities. Should any of these events not occur, our financial statements will be materially affected.

We have little history of operations and we have not generated significant revenues from operations.

        Although TJ Roasters was formed in May of 2004, we have conducted only limited business operations to date. We face all the risks and uncertainties of other start-up companies. We can’t be sure that we will ever be successful or maintaining profitable operations.

Our lack of diversification may affect business if demand for coffee is reduced.

        Our business is centered on essentially one product: coffee. Our operations have been limited to several segments of the coffee industry:

o	the roasting, blending, packaging and distribution of private label coffee; and

o	the roasting, blending, packaging and distribution of proprietary branded coffee.

        Our roasting methods are not proprietary, and therefore, competitors may be able to duplicate them, which would harm our competitive position. Because we do not hold any patents for our roasting methods, it may be difficult for us to prevent competitors from copying our roasting methods. In addition, competitors may be able to develop roasting methods that are more advanced than our roasting methods, which may also harm our competitive position.

        Any decrease in demand for coffee would harm our business more than if we had more diversified product offerings and would have a material adverse effect on our business, operating results and financial condition.

We rely on the services of Carlos Navarro and James Bishop.

        Our success depends to a large degree upon the services of Carlos Navarro, President, Chief Executive Officer and Treasurer, and James Bishop, Executive Vice-President-Operations and Secretary. If we lose the services of one or both of these key employees, the loss could have a serious negative impact on our business. We do not have employment agreements with them nor do we have key person life insurance. There is no assurance that we would be successful in obtaining and retaining a replacement for either of Carlos Navarro or James Bishop.

Disruptions in the supply of coffee beans or increases in the cost of coffee beans could adversely affect our business.

        Coffee is a commodity and its supply and price are subject to volatility beyond our control. Supply and price are affected by many factors in the coffee-growing countries, including weather and political and economic conditions, as well as efforts by coffee growers to expand or form cartels or associations. If our cost of green coffee increases, we may not be able to pass along those costs to our customers. The effect would have a negative impact on our margins and profitability. If we are unable to procure a sufficient supply of green coffee, our sales would suffer.

The coffee industry is highly competitive and we may not have the resources to compete effectively.

        The coffee markets in which we do business are highly competitive. Our private label and branded coffee will compete with other manufacturers of private label coffee as well as branded coffees. These competitors, such as Kraft General Foods, Inc., Kroger, Proctor & Gamble and Sara Lee, have much greater financial, marketing, distribution and management and other resources than us for marketing, promotion and geographic and market expansion. In addition, there are a growing number of specialty coffee companies who provide gourmet green coffee and roasted coffee for retail sale. We may be unable to compete successfully against existing and new competitors.

Our operating results may fluctuate significantly.

        We have been operating for less than one year, and our results have fluctuated significantly. These fluctuations are caused by a number of factors including:

o	fluctuations in purchase prices of green coffee;

o	fluctuations in the selling prices of the company's products;

o	the level of marketing and pricing competition from existing or new competitors in the coffee industry;

o	our ability to retain existing customers and attract new customers; and

o	our ability to manage inventory and fulfillment operations and maintain gross margins.

        As a result of the foregoing, period-to-period comparisons of our operating results are not necessarily meaningful and those comparisons should not be relied upon as indicators of future performance. Fluctuations in operating results can have a negative impact on the value of our common stock.

We are currently dependent on one customer.

        Sales of our private label and branded coffee to one wholesaler accounted for 100% of our total sales for the period ending July 31, 2004. The loss or reduction of business from this customer would have a seriously negative effect on our business and financial condition.

An active public market for our Common Stock may not develop or be sustained, and our shares may have a volatile public trading price.

        Our common stock does not currently trade in any public market. While we hope to establish a public market for our common stock, such a market may not develop or be sustained. As a result, our investors may not be able to sell their shares quickly or at the market price if trading in our stock is not active. If a public market does develop, the number of shares available for sale is, at least initially, anticipated to be limited. Therefore, the share price may be volatile.

        Even if a market for our common stock does develop, there may be significant volatility in the market price due to many factors including:

o	Fluctuations in our results of operations;

o	Minimal public float and lack of liquidity;

o	Financial market and economic conditions; and

o	Investor sentiment relating to coffee companies.

Sales of substantial amounts of our common stock, or the availability of those shares for future sale, could adversely affect our stock price and limit our ability to raise capital.

        We are unable to predict the effect, if any, those future sales of common stock or the potential for such sales may have on the market price of the common stock prevailing from time to time. The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market or the perception that substantial sales could occur. These sales also may make it more difficult for us to sell common stock in the future to raise capital.

Our stock may be deemed to be “penny stock,” which may make it difficult for investors to sell their shares due to suitability requirements.

        Our common stock may be deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stock:

o	With a price of less than $5.00 per share;

o	That are not traded on a “recognized” national exchange;

o	Whose prices are not quoted on the Nasdaq automated quotation system (NASDAQ listed stocks must still have a price of not less than $5.00 per share); or

o	Of issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

        Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Management’s Analysis of Financial Condition

        This section should be read in conjunction with the audited financial statements included in Part F/S of this filing.

        In the approximately three months of operation from May 17, 2004 (Date of Inception) to July 31, 2004, the company generated revenues of $1,108, representing 385 pounds of coffee sold.

        Cost of sales for the first period of operation ending July 31, 2004 was $716.10, or 65% of net sales. Cost of sales consists primarily of coffee and packaging materials.

        Selling and administrative expenses were $4,089 for the period ending July 31, 2004. The was primarily attributable to costs associated with the organization of the company and professional fees associated with preparing to become a reporting company under the Securities Exchange Act of 1934.

        As a result, the company had a net loss of $3,697, or $.0004 per share, for the period ending July 31, 2004.

        The company has not established provision for income taxes for the year ended July 31, 2005, because it appears that the company will not be profitable in its first year of operations.

Plan of Operation

        TJ Roasters Inc. has commenced operation of a wholesale coffee business, including blending, packaging, marketing and distributing coffees. We market the coffees under private labels as well as our own brands of specialty coffees. Currently sales are to customers located in Mexico, although we plan to expand operations in the Southwestern United States.

        Our efforts to date have focused primarily on start-up and development activities. Specifically, we have one sale of coffee and have accomplished the following in pursuit of our business plan:

1. Locating potential suppliers in Mexico and purchased sample products to evaluate potential marketability; and

2. Contacting potential distribution companies in the United States.

        Our management believes that further capital expenditures will be required to purchase and maintain an inventory of goods for distribution.  We currently do not have any products to offer for sale, nor have we entered into relationships with manufacturers to supply us with saleable inventory.  We also do not have contemplated or existing distribution relationships.

        Our long-term objective is to become a leading specialty coffee wholesaler. From suppliers facilities located in Mexico, we plan to roast, blend, package and distribute coffee under private labels for companies throughout Mexico and the United States. The coffee will be distributed in brick packs in a variety of sizes. We currently supply coffee to the cafeteria operator (Café Don Miguel) servicing Sony and Matsushita manufacturing facilities, located in Tijuana and Mexicali, Mexico. We also plan to produce private label coffee for customers who desire to sell coffee under their own name but do not want to engage in the manufacturing process.

        We also plan to contract for and grind and blend coffee according to our own recipes, and package the coffee at a facility in Mexico. We will then market and sell the packaged coffee in our proprietary brand labels to wholesalers and retailers throughout Mexico and the United States, shipping directly from the factory.

Liquidity and Capital Resources

        As of July 31, 2004, we had working capital of $ 2,702. Our working capital consists primarily of capital contributions from a stockholder.

        Our revenues will be significantly dependent upon sales of our products.  Sales growth in the next twelve months will be important to provide us with cash flow to meet our operating expenses.  However, we have not yet begun to accumulate inventory nor have we distributed any products to retailers.  As a result, we cannot be sure that we will generate sufficient sales to cover our financial obligations.

ITEM 3. DESCRIPTION OF PROPERTY

        We do not currently own or lease any property. We utilize office space in the office of our shareholder, at no cost.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding ownership of shares of the company’s common stock, as of July 31, 2004, by each person known to be the owner of 5% or more of the company’s common stock, by each person who is a director or executive officer, and by all directors and executive officers as a group.

	Common Stock Number of Shares (1) (2)	Percentage of Class
Carlos Navarro	150,000	3%
James Bishop	150,000	3%
All directors and executive officers as a group (2 persons)	300,000	6%

_________________________________________________________
(1)     The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

(2)     Unless otherwise indicated by footnote, each person identified in the table below has sole voting power and investment power as to the shares beneficially owned.

Change in Control

No arrangements exist that may result in a change of control of TJ Roasters.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

        Set forth below is information concerning the company’s directors and executive officers. The company’s board of directors currently consists of two persons. Directors are elected by a plurality of the votes cast at the Company’s annual meeting of stockholders. Once elected, each director serves until the next annual meeting of stockholders and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal. Officers are appointed by the Board of Directors, and, once appointed, each officer serves until his or her successor is duly appointed, or until his or her earlier death, resignation or removal.

Name	Age	Positions
Carlos Navarro	41	Chief Executive Officers, President, Treasurer and Director
James Bishop	58	Executive Vice President - Operations, Secretary and Director

        Carlos Navarro, a resident of Tijuana, Mexico received his Bachelor of Arts in Industrial Psychology from Centro De Ensenanza Tecnica Y Superior (CETYS), Tijuana, Mexico in 1994, and a Masters degree in Gestalt Therapy from Instituto De Terapia Gestalt De Occidente Integro in 1998. He also received a Certificate in International Business from San Diego University in 1998. Since 1989 Mr. Navarro held the position of account executive at Becton Dickinson de Mexico, S.A. C.V. The position required the promotion and sales of specialized medical products for intensive care in the Baja California Region. In 1992 Mr. Navarro was recruited by the Baja California State Government. He was in charge of the implementation of health, cultural, recreational, ecology and urban development in the local districts. In 1995 Mr. Navarro was recruited by The Secretaria de Hacienda y Credito Publico S.H.C.P (the Mexican federal taxation agency) to evaluate the training and development requirements and to instruct and coordinate the new personnel department. In 1997 Mr. Navarro moved to Mabamex, S.A. C.V. (Mattel, USA), where he was in charge of new projects, operation and coordination with the engineering department. He also applied techniques on organizational change. In 1997 he founded a marketing and export company that provided marketing services for the Mexican coffee and furniture industry. Since 1997 to the present, this company (The Road Enterprises de Mexico) has exported Mexican coffee and furniture to Europe, North Africa, Far East and the United States. It has participated in worldwide trade shows such as the Tea and Coffee, Specialty Coffee Association of America, Hospitality Design, Feria de Valencia, as well as other activities. In 2001 The Road Enterprises de Mexico was invited by a commit established by President Fox to coordinate the opening of Mexican business centers in the United States, the first one being established in Santa Ana, California. In 2002 The Road Enterprises de Mexico was granted the right to represent the IEIBA (Inland Empire International Business Association). Due to its performance, it is highly recognized by the Mexican Trade Commission, the Baja California State Government, the Presidential committee and the Tijuana Development council.

        James Bishop is Executive Vice President — Operations, Secretary and a Director of TJ Roasters. He was previously a director of Equity Finance Holding Corporation, and has experience in economic development, business management, loan underwriting, portfolio management, collateral based securities, and stock market trading. Mr. Bishop has served in various capacities for the State of California, Drexel Burnham Lambert, and American Savings and Loan.

The Company currently does not have any committees of the Board of Directors.

Involvement in certain legal proceedings

        None of our officers, directors, promoters or control persons has been involved in the past five years in any of the following:

    (1)        any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

    (2)        any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

    (3)        Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement any type of business, securities or banking activities; or

    (4)        Being found by a court of competent jurisdiction (in a civil action), the SEC or the U.S. Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6. EXECUTIVE COMPENSATION

Remuneration of Directors, Executive Officers and Significant Employees

        No member of our management earned more than $100,000 in the period ended July 31, 2004.

        The Company’s Board of Directors does not have a compensation committee. Salaries and bonuses are determined by the company’s Chief Executive Officer. The Company has no employment agreements.

Stock Options

        The Company has no outstanding employee stock options.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 8. DESCRIPTION OF SECURITIES

        Our Articles of Incorporation authorize the issuance of 75,000,000 shares of common stock, $0.001 par value per share. Of this amount, 5,149,000 shares of Common Stock are currently issued and outstanding. The following description is a summary of the capital stock of TJ Roasters and contains the material terms of our capital stock. Additional information can be found in our Articles of Incorporation and Bylaws.

        Each holder of our common stock is entitled to one vote per share of common stock standing in such holder’s name on our records on each matter submitted to a vote of our shareholders, except as otherwise required by law. Holders of our common stock do not have cumulative voting rights so that the holders of more than 50% of the combined shares of our common stock voting for the election of directors may elect all of the directors if they choose to do so and, in that event, the holders of the remaining shares of our common stock will not be able to elect any members to our board of directors. Holders of our common stock are entitled to equal dividends and distributions, per share, when, as and if declared by our board of directors from funds legally available. Holders of our common stock do not have preemptive rights to subscribe for any of our securities nor are any shares of our common stock redeemable or convertible into any of our other securities. If we liquidate, dissolve or wind up our business or affairs, our assets will be divided up pro-rata on a share-for-share basis among the holders of our common stock after creditors and preferred shareholders, if any, are paid.

        There are no provisions in our Articles of Incorporation or by-laws that would delay, defer or prevent a change in control of the Company.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Trading Market

        Our shares of common stock have never traded on any securities exchange. We plan to make application to permit our common stock to trade on the over-the-counter bulletin board (OTCBB) after this Registration Statement on Form 10-SB becomes effective. There can be no assurance that an active public market for our common stock will develop or be sustained.

Shares Available For Future Resale

        As of July 30, 2004, shares of our common stock are believed to be capable of being sold or transferred pursuant to Rule 144 under the Securities Act of 1933.

Holders

        As of July 30, 2004, there were approximately 725 shareholders of record.

Options and Warrants

        There are no outstanding options, warrants or other instruments convertible into or exchangeable for our Common Stock.

Dividends

        We have never declared or paid a cash dividend. There are no restrictions on the common stock or otherwise that limit the ability of us to pay cash dividends if declared by the Board of Directors.

        The holders of common stock are entitled to receive dividends if and when declared by the Board of Directors, out of funds legally available therefor and to share pro-rata in any distribution to the shareholders. Generally, we are not able to pay dividends if after payment of the dividends, we would be unable to pay our liabilities as they become due or if the value of our assets, after payment of the liabilities, is less than the aggregate of our liabilities and stated capital of all classes.

        We do not anticipate declaring or paying any cash dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

        The Company is not a party to any pending legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTRED SECURITIES

        On June 5, 2004, the Company sold 150,000 shares to Carlos Navarro, its President and a director, for $150 in cash, and 150,000 shares to James Bishop, its Executive Vice President and a director, for $150 in cash...

        Also on June 5, 2004, the Company sold 4,849,000 shares to QVP International LTD, a Belize corporation, for $4,849 in cash. QVP International distributed the shares to its shareholders as a dividend.

        The Company believes that each of the foregoing issuances was exempt from the registration requirements of the Securities Act of 1933, as amended, by reason of Section 4(2) thereof and Regulation D thereunder.

ITEM 5. INDEMNIFCATION OF DIRECTORS AND OFFICERS

        The Nevada General Corporation Law provides for the discretionary and mandatory indemnification of directors, officers, employees and agents under certain circumstances.

        A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. This discretionary indemnification, unless ordered by a court, may be made by the corporation only if the indemnification is proper under the circumstances as determined by the stockholders, the board of directors consisting of members who were not parties to the proceeding, or by independent legal counsel.

        A corporation may similarly indemnify a person described above who was or is a party or is threatened to be made a party to any threatened, pending or completed action brought by or in the right of the corporation to procure a judgment in its favor. However, indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or preceding referred to above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

        A corporation may pay or advance expenses in connection with the defense of a proceeding in advance of a final disposition of the action, upon receipt of an undertaking by or on behalf of the indemnitee to repay the amount if it is ultimately determined by a court that he is not entitled to be indemnified by the corporation.

The Company’s Articles of Incorporation and By-laws contain no provisions regarding indemnification of directors.

PART F/S

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
  TJ Roasters Inc.
  (A Development Stage Company)
  Las Vegas, Nevada

We have audited the accompanying balance sheet of TJ Roasters Inc., as of July 31, 2004 and the related statement of operations, and changes in stockholders equity, and cash flows for the period from May 17, 2004 (Inception) through July 31, 2004. These financial statements are the responsibility of TJ Roasters Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TJ Roasters Inc., as of July 31, 2004, and the results of its operations and its cash flows for the periods described in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that TJ Roasters Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, TJ Roasters Inc. has minimal operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MALONE & BAILEY, PLLC
www.malone-bailey.com
Houston, Texas

September 8, 2004

TJ ROASTERS INC.
(A Development Stage Company)
BALANCE SHEET
July 31, 2004

ASSETS
Cash held by a director	$2,702

TOTAL ASSETS	$2,702

LIABILITIES
Accounts Payable	$1,250

TOTAL LIABILITIES	1,250

STOCKHOLDERS' EQUITY
Common stock, $.001 par, 75,000,000 shares
authorized, 5,149,000 shares issued
and outstanding	5,149
Deficit accumulated during the development stage	(3,697)

TOTAL STOCKHOLDERS' EQUITY	1,452

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$2,702

TJ ROASTERS INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS
Period from May 17, 2004 (Inception)
Through July 31, 2004

Revenue	$1,108
Cost of Goods Sold	716

Gross Profit	392
General & Administrative Expenses	4,089

Net Loss	$(3,697)

Basic and diluted net loss per common share	$(.00)
Weighted average common shares outstanding	3,844,587

TJ ROASTERS INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
Period from May 17, 2004 (Inception)
Through July 31, 2004

	Common Stock Shares Amount		Additional Paid in Capital	Deficit Accumulated During Development Stage	Totals
Shares issued
-for cash at
$.001 per share 5,149,000	$5,149	$--	$--		$5,149
Net loss	--	--	--	(3,697)	(3,697)

Balances, July 31, 2004	5,149,000	$5,149	$--	$(3,697)	$1,452

TJ ROASTERS INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
Period from May 17, 2004 (Inception)
Through July 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,697)
Adjustments to reconcile net loss
to cash used in operating activities:
Changes in:
Accounts payable	1,250

NET CASH USED IN OPERATING ACTIVITIES	(2,447)

CASH FLOWS FROM FINANCING ACTIVITIES
Sale of stock	5,149

NET CASH PROVIDED BY FINANCING ACTIVITIES	5,149

NET CHANGE IN CASH	2,702
Cash balance, May 17, 2004	--

Cash balance, July 31, 2004	$2,702

TJ ROASTERS INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. TJ Roasters Inc. (“TJ ROASTERS”) was incorporated in Nevada on May 17, 2004. TJ ROASTERS is engaged in wholesale coffee operations, including blending, packaging, marketing and distributing coffees for sale under private labels and under its own brands of specialty coffees.

TJ ROASTERS’ fiscal year end is July 31.

Cash and Cash Equivalents. For purposes of the statement of cash flows, TJ ROASTERS considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the statement of expenses. Actual results could differ from those estimates.

Revenue Recognition. TJ ROASTERS recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

Income taxes. TJ ROASTERS recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. TJ ROASTERS provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Basic and diluted net loss per share calculations are presented in accordance with Financial Accounting Standards Statement 128, and are calculated on the basis of the weighted average number of common shares outstanding during the year. They include the dilutive effect of common stock equivalents in years with net income. Recently issued accounting pronouncements. TJ ROASTERS does not expect the adoption of recently issued accounting pronouncements to have a significant impact on TJ ROASTERS’ results of operations, financial position or cash flow.

NOTE 2 – GOING CONCERN

As shown in the accompanying financial statements, TJ ROASTERS has minimal operations, losses from inception and cash on hand as of July 31, 2004 of $2,702. These conditions create an uncertainty as to TJ ROASTERS’ ability to continue as a going concern. Management is trying to raise additional capital through sales of its common stock as well as seeking financing from third parties. The financial statements do not include any adjustments that might be necessary if TJ ROASTERS is unable to continue as a going concern.

NOTE 3 — COMMON STOCK

In June 2004, TJ ROASTERS sold 150,000 shares of common stock to Carlos Navarro as founding officer and director and 150,000 shares of common stock to James Bishop as founding officer and director, both valued at $.001 per share, or $300. In June 2004, TJ ROASTERS sold 4,849,000 shares of common stock to QVP International LTD, a Belize corporation, with the intent to issue shares as a non-cash dividend to QVP International, LTD’s 725 registered shareholders for $.001 per share, or $4,849.

NOTE 4 — INCOME TAXES

Income taxes are not due since TJ ROASTERS has had losses since inception of $3,697 which expire in the U.S. in fiscal 2024.

Deferred tax assets	$1,250
Less: valuation allowance	(1,250)

Net deferred taxes	$0

PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit
Number     Exhibit Name

3.1	Articles of Incorporation

3.2	Bylaws

10.1	Stock Purchase and Distribution Agreement, dated June 5, 2004, between the Company and QVP International, LTD

23	Consent of Malone & Bailey, PLLC

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TJ ROASTERS INC.
         By: /s/ James Bishop

Date: October 8, 2004